UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 11, 2018

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE • COMMUNIQUE AUX MEDIAS • MEDIENMITTEILUNG

Novartis appoints Elizabeth Barrett as Oncology Head

•	Novartis appoints experienced pharmaceuticals industry leader with strong marketing skills to drive oncology business further

•	Novartis appoints ad interim leader for its Global Drug Development organization

Basel, January 11, 2018 – Novartis announced today that Elizabeth (Liz) Barrett, currently Global President Oncology at Pfizer, Inc., has been appointed CEO Novartis Oncology and a member of the Executive Committee of Novartis, effective February 1, 2018. She will be based in Basel. Mrs. Barrett succeeds Bruno Strigini who decided to retire from Novartis for personal reasons.

Vasant (Vas) Narasimhan, designated CEO of Novartis, said: “Liz is a highly accomplished and recognized oncology and people leader with an impressive record of building successful business organizations in the US, Europe and globally. She has been instrumental in creating new commercial models, driving innovation in close partnership with research and development and leveraging business development opportunities. Her long-time commercial pharma industry experience, marketing skills and perspectives make Liz a great fit to further develop our oncology business.”

Mrs. Barrett said: “I feel honored to join Novartis, a recognized pioneer in the oncology area. It is key to me to contribute to transformative advancements in oncology, and to serve in a highly impactful leadership role to this end.”

Mrs. Barrett has held numerous leadership positions in the pharmaceutical industry as well as in the consumer sector. In her most recent role at Pfizer, she led the oncology business through a significant period of growth achieved in less than three years. Before joining Pfizer in 2009, she worked at Cephalon, Inc. and Johnson & Johnson. She started her career at Kraft Foods Group, Inc. in 1984.

Mrs. Barrett is a US citizen and has lived and worked in the US and Europe. She obtained an MBA in Marketing from the Saint Joseph’s University in Philadelphia and a BSc in Business Administration from the University of Louisiana.

Novartis also announced today that Robert Kowalski, Pharm.D., Head of Global Regulatory Affairs, will assume ad interim leadership of the Drug Development Organization, effective February 1, 2018. Dr. Kowalski has been Head of Global Regulatory Affairs for Novartis since February 2016 and has played an important leadership role in securing approvals for several breakthrough medicines including our revolutionary CAR-T therapy Kymriah™. The definitive Head of Global Drug Development will be announced in due course.

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, . Forward-looking statements can generally be identified by words such as “effective,” “will,” “to further develop,” or similar expressions, or by express or implied discussions regarding potential future sales or earnings of the Novartis Group. You should not place undue reliance on these statements. Such forward looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that Novartis will be commercially successful in the future, or achieve any particular financial results. In particular, our expectations could be affected by, among other things: regulatory actions or delays or government regulation generally; the potential that the strategic benefits, synergies or opportunities expected from the significant reorganizations of recent years may not be realized or may take longer to realize than expected; the uncertainties inherent in the research and development of new healthcare products; our ability to obtain or maintain proprietary intellectual property protection on key products; safety, quality or manufacturing issues; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures; uncertainties regarding actual or potential legal proceedings; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic and biosimilar pharmaceuticals and eye care. Novartis has leading positions globally in each of these areas. In 2016, the Group achieved net sales of USD 48.5 billion, while R&D throughout the Group amounted to approximately USD 9.0 billion. Novartis Group companies employ approximately 121,000 full-time-equivalent associates. Novartis products are sold in approximately 155 countries around the world. For more information, please visit http://www.novartis.com.

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# # #

Novartis Media Relations
Central media line: +41 61 324 2200
E-mail: media.relations@novartis.com

Paul Barrett	Markus Jaggi
Novartis Global Media Relations	Novartis Media Relations Switzerland
+41 61 324 7999 (direct)	+41 61 324 9577 (direct)
+41 79 797 8137 (mobile)	+41 79 673 7433 (mobile)
paul.barrett@novartis.com	markus.jaggi@novartis.com

Eric Althoff	Satoshi Sugimoto
Novartis Global Media Relations	Novartis Media Relations Switzerland
+41 61 324 7999 (direct)	+41 61 324 6129
+41 79 593 4202 (mobile)	+41 79 619 2035
eric.althoff@novartis.com	satoshi_jean.sugimoto@novartis.com

Antonio Ligi
Novartis Global Media Relations
+41 61 324 1374 (direct)
+41 79 723 3681 (mobile)
antonio.ligi@novartis.com

Novartis Investor Relations
Central investor relations line: +41 61 324 7944
E-mail: investor.relations@novartis.com

Central		North America
Samir Shah	+41 61 324 7944	Richard Pulik	+1 212 830 2448
Pierre-Michel Bringer	+41 61 324 1065	Cory Twining	+1 212 830 2417
Thomas Hungerbuehler	+41 61 324 8425
Isabella Zinck	+41 61 324 7188

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: January 11, 2018	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting